UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

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Commission File Number: 001-36637

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MOL GLOBAL, INC.

Lots 07-03 & 08-03, Levels 7 & 8

Berjaya Times Square, No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

On August 31, 2016, MOL Global, Inc. (the “Company”) issued its unaudited financial statements for the six months ended June 30, 2016. The financial statements are furnished in Exhibit 99.1 attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOL Global, Inc.

By:	/s/ Christopher Wong Kok Fei
Name:	Christopher Wong Kok Fei
Title:	Group Chief Financial Officer

Date: August 31, 2016

Exhibit Index

Exhibit 99.1 – Unaudited Financial Statements For The Six Months Ended June 30, 2016